RISK FACTORS

Jupiter Has A Limited Operating History. Jupiter's Operations Are Subject To The Many Risks Inherent In A Developing Business Enterprise.
The likelihood of JUPITER's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in a new business and the competitive environment in which it operates. Since inception, JUPITER’s efforts have been limited primarily to organizational and development activities and it has generated small revenues to date. Its operating history is insufficient for an investor to rely on in making a judgment about JUPITER’s future performance. JUPITER cannot be certain that its business strategy will be successful or that it will successfully address the risks and uncertainties related to JUPITER’s limited operating history.

We Cannot Assure You That Jupiter's Operating Results Will Be Profitable.
JUPITER's lack of operating history and unproven business model make it difficult to accurately forecast JUPITER's future revenues or results of operations. JUPITER has no meaningful historical financial data upon which to base planned operating expenses, and its sales and operating results are difficult to forecast. A variety of factors may cause JUPITER's annual and quarterly operating results to fluctuate significantly. Many of these factors are outside of JUPITER's control and include:

- the effectiveness of its sales and marketing campaign;

- market acceptance of JUPITER's products;

- the amount and timing of its operating costs and capital expenditures;

- changes in business direction;

- introductions by its competitors of new or enhanced services or products;

- price competition and fluctuations in the prices of the products that JUPITER sells;

- changes in its management team and key personnel; and

- fluctuations in general economic conditions and economic conditions specific to JUPITER's industry.

One or more of these factors could materially and adversely affect gross margins and operating results in future periods. Given JUPITER's stage of development and level of revenues, we cannot assure you that JUPITER can meet these estimates, that the assumptions are reliable, or that JUPITER will, at any point, attain profitability.

We Have Not Achieved Profitability And, Given The Level Of Our Planned Operating And Capital Expenditures, We Expect To Continue To Incur Losses And Negative Cash Flows Through At Least 2006.
Our accumulated deficit since inception was $8,847,847 as of December 31, 2004. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. If our revenue grows more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our business will be harmed.

We May Need Additional Capital In The Future And Additional Financing May Not Be Available, Which Could Affect Jupiter’s Ability To Continue Operations.
We currently anticipate that our available cash resources, combined with the net proceeds from planned financing from private placement or debt funding will be sufficient to meet our anticipated working capital and capital expenditure requirements for the twelve months after December 31, 2004. However, our resources may not be sufficient for our working capital and capital expenditure requirements. We may need to raise additional funds through public or private debt or equity financing in order to:

- take advantage of opportunities, including or acquisitions of complementary businesses ;

- develop new products or services; or

- respond to competitive pressures

Any additional financing we may need may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or services or otherwise respond to unanticipated competitive pressures, and our business could be harmed. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors, including those set forth in this
"Risk Factor" section.

Jupiter Is Dependent On Key Personnel.
JUPITER's success is highly dependent upon certain key management and personnel. Ray Hawkins has played important roles in JUPITER's founding, development and promotion. In addition, JUPITER is dependent upon the services of Edwin Kwong. Although JUPITER intends to enter into employment agreements with these Executive Officers, the loss of any of them could adversely affect JUPITER's business, financial condition, and results of operations. We cannot assure you that these persons will remain with JUPITER in the future due to circumstances either within or outside of their control. In addition, competition for qualified personnel is intense, and we cannot assure you that JUPITER will be able to hire or retain additional qualified personnel. Any inability to attract and retain qualified personnel would adversely effect JUPITER's business. We currently do not maintain key person life insurance policies on Mr. Hawkins or Mr. Kwong or any of our employees.

The Public Market For Our Securities Is Relatively Volatile, Which Means You Could Experience Difficulty In Selling Your Shares.
At the present time, there is a public market for our securities. Although our securities are quoted on the NASD Over the Counter Bulletin Board, there is no assurance that a regular trading market will develop or that a market will be sustained, or that our securities purchased by the public in the offering may be resold at their original offering price or at any other price. Any market for our securities that may develop will very likely be a limited one. In any event, due to the fact that our securities are presently considered "penny stock" many brokerage firms may choose not to engage in market making activities or effect transactions in our securities. Purchasers of our securities may have difficulties in reselling them and many banks may not grant loans using our securities as collateral. Our securities are not eligible for listing on the Nasdaq Stock Market at this time. We anticipate that the market price of our common stock will be subject to wide fluctuations in response to several factors, including:

- actual or anticipated variations in our results of operations;

- our ability or inability to generate new revenues;

- increased competition; and

- conditions and trends within the industries of our business holdings.

Further, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

Future Acquisitions Or Strategic Partnerships May Disrupt Or Otherwise Have A Negative Impact On Our Business.

A key element of our operating strategy is to acquire or invest in complementary businesses, technologies, services or products, and to enter into strategic partnerships with parties who can provide access to those assets.

This strategy may involve a series of risks, including:

•	difficulty in finding suitable acquisitions or partnerships on
•	acceptable terms;

•	the distraction of our management's attention from ongoing business
•	matters;

•	our entry into business areas where we have limited or no experience;

•	significant costs associated with abandoned transactions;

•	difficulty in assimilating the acquired company's personnel,
•	operations, technology, products or services;

•	the potential loss of key employees or customers of the acquired
•	business; and

•	the need to incur additional indebtedness, or to issue equity
•	securities, which would dilute the ownership interests of the holders of our common stock.

We Have A Substantial Amount Of Debt, Which May Harm Us And Our Stockholders.

We have a substantial amount of debt, and the amount of our debt could substantially increase in the future. Our consolidated debt as of December 31,
2004 was approximately $ 3,045,104.

•	The amount of our debt could harm the holders of our Common Stock by, among other things:

•	making us more vulnerable to general adverse economic and industry conditions;

•	limiting our ability to obtain money to pay for future acquisitions, working capital, capital expenditures and other general corporate requirements;

•	dedicating more of our cash flow to paying off our debt, which will reduce the amount of cash available to pay for working capital, capital expenditures or other general corporate needs;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a competitive disadvantage to competitors that have less debt.

Our ability to pay principal and interest on our debt on time, to refinance our debt, or to pay for planned expenditures will depend on various factors, some of which it will not be able to control. We may also be required to refinance a part of its debt before the debt matures.

If We Are Unable To Complete Future Acquisitions, Our Stock Price May Suffer.

Our ability to take advantage of attractive acquisition opportunities in the future are important components in the implementation of our overall business strategy. However, we may be unable to identify, finance or complete additional acquisitions in the future. If the trading price of our Common Stock reflects the market's expectation that we will complete future acquisitions, then the price of Common Stock may drop if we are unable to complete these acquisitions.

Even if we are able to complete future acquisitions, they could result in our:

•	issuing more stock, which may dilute the value of our existing Common Stock;

•	incurring a substantial amount of additional debt; and/or

•	amortizing expenses related to goodwill and other intangible assets.

Terrorist Attacks And Other Acts Of Wider Armed Conflict May Have An Adverse Effect On The United States And World Economies And May Adversely Affect Our Business.
Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have an adverse effect on our business, results of operations or financial condition. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact the Internet or our physical facilities could significantly affect our business and thereby impair our ability to achieve our expected results. Further, the adverse effects that such violent acts and threats of future attacks could have on the United States and world economies could similarly have a material adverse effect on our business, results of operations and financial condition. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict, which could further disrupt our operations and result in a material adverse effect on our business, results of operations and overall financial condition.

RISKS RELATED TO OUR NIGHTCLUB AND LIVE EVENTS BUSINESSES

We May Be Unable To Successfully Establish And Subsequently Manage The Expansion Of Our Nightclub And Live Events Businesses.

As part of our business plan, we anticipate, after commencing operations, increasing our revenues, expanding potential sources of content and enhancing awareness of our brand name by the future expanding our network of nightclubs and live events. We cannot assure you that our nightclub and live events development plan, as well as our overall site selection strategy, will be successful. Furthermore, adding nightclubs and live events will require additional experienced personnel who may not be available. In addition, if we abandon a project during development, or if an establishment is not profitable, we may have incurred substantial costs which may not be recoverable.

We Could Encounter Difficulties In The Development And Construction Of New Nightclubs And Which Could Impede The Growth Of Our Nightclub And Businesses.

Because the design of each of our nightclubs and is planned to be distinct, each location presents its own development and construction risks. The construction costs of many of our existing nightclubs and live events may significantly exceed our original estimates and, in some instances, may result in disputes with contractors. Many factors may affect the time and costs associated with the development and construction of our future establishments including:

- availability and cost of capital;

- labor disputes and shortages of material and skilled labor;

- weather interference;

- unforeseen engineering problems;

- modifications in design after construction is commenced;

- environmental issues;

- resistance from local governments and neighboring property owners; and

- new or changing zoning or other regulations.

Although We Are Planning To Develop Our Nightclubs Within Their Respective Budgets, We Cannot Assure You That We Will Be Able To Develop Nightclubs Within Budget Estimates Or Anticipated Time Periods.

Our failure to develop new nightclubs and live events within budget estimates and on anticipated time schedules could materially and adversely affect the growth of our establishments business, which could, in turn, materially and adversely affect the availability of live entertainment content for our planned digital and traditional media businesses.

If We Do Not Have Sufficient Access To Other Establishments And Venues Not Owned By Us Our Business May Suffer.

We require access to other establishments and venues not owned by us to generate additional revenues from live events. If we do not gain access it may affect our revenues and ability to grow.

We May Be Subject To Potential Environmental Liabilities And Use Restrictions Relating To The Live Events We Operate. We May Be Subject To Significant Environmental Liabilities.

We plan to own or lease, or have other contractual interests in, numerous parcels of real property. Our properties are subject to environmental laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances or materials. Our properties may also be subject to noise level restrictions, which may affect, among other things, the operation of our establishment. Additionally, certain laws and regulations could hold us strictly, jointly and severally responsible for the remediation of hazardous substance contamination at our facilities or at third-party waste disposal sites, and could hold us responsible for any personal or property damage related to any contamination.

As A Planned Participant In The Live Entertainment Industry, Our Ability To Generate Revenues Is Highly Sensitive To Rapidly Changing Public Tastes And Dependent On The Availability Of Popular Performers And Events.

Since we rely on unrelated parties to create and perform live entertainment content, any lack of availability of popular musical artists, touring shows, specialized and other performers could limit our ability to generate revenues.

RISKS RELATED TO OUR VOIP BUSINESS

We may not be able to obtain sufficient funds to grow our business.

Due to the nature of our industry, our future capital needs are difficult to predict. Therefore, we may require additional capital to fund some or all of the following:
•	deployment of our IP telephony service;
•	unanticipated opportunities;
•	strategic alliances;
•	potential acquisitions;
•	changing business conditions; and
•	unanticipated competitive pressures.

We believe that we may need to raise additional capital from equity or debt sources. There can be no assurance that we will be able to raise such capital on favorable terms or at all. If we are unable to obtain such additional capital, we may be required to reduce the scope of the business plan which could have a material adverse effect on our business, financial condition, and results of operations.
 Competition could reduce our market share and decrease our revenue.

The market for telecommunications services is extremely competitive. Many companies offer products and services like ours, and many of these companies have a superior presence in the markets we serve. In addition, many of these companies are larger than we are and have substantially greater financial, distribution and marketing resources than we do. We may not be able to compete successfully with these companies. If we do not succeed in competing with these companies, we will lose customers and our revenue will be substantially reduced, and our business, financial condition and results of operations may be materially and adversely affected.
We plan to increasingly depend on our international operations, which subject us to unpredictable regulatory, economic and political situations.

A significant component of our strategy is to expand internationally. We cannot assure you that we will be successful in expanding into additional international markets. In addition to the uncertainty regarding our ability to generate revenue from foreign operations and expand our international presence, there are certain risks inherent in doing business on an international basis, including:

•	changing regulatory requirements, which vary widely from country to country;
•	action by foreign governments or foreign telecommunications companies to limit access to our services;
•	increased bad debt and subscription fraud;
•	legal uncertainty regarding liability, tariffs and other trade barriers;
•	economic and political instability; and
•	potentially adverse tax consequences.

If our customers do not perceive our services to be effective or of high quality, our brand and name recognition would suffer.

We believe that establishing and maintaining brand and name recognition is critical for attracting and expanding our targeted client base. We also believe that the importance of reputation and name recognition will increase as competition in our market increases. Promotion and enhancement of our name will depend on the effectiveness of our marketing and advertising efforts and on our success in continuing to provide high quality and reliable products and services, neither of which can be assured. Our business requires us to rely on third party resellers to promote and market our products and services. These third parties may not provide the same level of effort as we do to protect the high quality reputation we believe our services and products maintain. If they do not, our reputation may be diminished in these markets which may have a material and adverse effect on our business, results of operations and financial condition.
Any damage to or failure of our systems or operations could result in reductions in, or terminations of, our services.

Our success depends on our ability to provide efficient and uninterrupted, high quality services. Our systems and operations are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, physical or electronic break-ins, sabotage,computer viruses, and intentional acts of terrorism or vandalism and similar events that may be or may not be beyond our control. Our systems and operations could also be interrupted by Internet service providers or government owned telecommunications companies that implement network changes or blocks, which may also be out of our control. The occurrence of any or all of these events could still hurt our reputation and cause us to lose customers, which may materially and adversely affect our business, financial condition and results of operations.

We rely on the Internet and third-party communications infrastructure over which we have little control.

Our service could be disrupted, our reputation could be harmed and we could lose customers, if the quality and maintenance of the third-party communications infrastructure on which we rely suffers. This infrastructure, including the Internet and leased transmission facilities, is sometimes used to carry our voice traffic between our customers. We have no control over whether the infrastructure on which we rely will be adequately maintained by these third parties or whether these third parties are able to upgrade or improve their equipment and prevent it from becoming obsolete. If these third parties fail to maintain, upgrade or improve this equipment, our service quality may be harmed, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected. We do not control the security of the Internet and our business could be materially harmed by unauthorized activity which results in congestion, failures or deficiencies in the infrastructure.

We may not be able to keep pace with rapid technological changes in the communications industry.

Our industry is subject to rapid technological change. We cannot predict the effect of technological changes on our business. We expect that new services and technologies will emerge in the market in which we compete. These new services and technologies may be superior to the services and technologies that we use, or these new services may render our services and technologies obsolete. To be successful, we must adapt to our rapidly changing market by continually improving and expanding the scope of services we offer and by developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to respond to technological advances and emerging industry standards on a cost effective and timely basis. If we are unable to do so, our business, financial condition and results of operations may be materially and adversely affected.

Federal and state regulations may be passed that could harm our business.

Our ability to provide VoIP communications services at attractive rates arises in large part from the fact VoIP services are not currently subject to the same regulation as traditional telephony. Because their services are not currently regulated to the same extent as traditional telephony, VoIP providers can currently avoid paying charges that traditional telephone companies must pay. Local exchange carriers are lobbying the Federal Communications Commission (FCC) and the states to regulate VoIP on the same basis as traditional telephone services. The FCC and several states are examining this issue. If the FCC or any state determines to regulate VoIP, they may impose surcharges, taxes or additional regulations upon providers of Internet telephony. These surcharges could include access charges payable to local exchange carriers to carry and terminate traffic, contributions to the Universal Service Fund (USF) or other charges. Regulations requiring compliance with the Communications Assistance for Law Enforcement Act (CALEA), or provision of the same type of 911 services as required for traditional telecommunications providers could also place a significant financial burden on us depending on the technical changes required to accommodate the requirements. The imposition of any such additional fees, charges, taxes and regulations on IP communications services could materially increase our costs and may limit or eliminate any competitive pricing advantage we may enjoy.

Our success depends on third parties in our distribution channels.

We currently plan to sell our products direct to consumers and through resellers, and are focusing efforts on increasing our distribution channels. Our future revenue growth will depend in large part on sales of our products through reseller and other distribution relationships. We may not be successful in developing additional distribution relationships. Agreements with distribution partners generally provide for one-time and recurring commissions based on our list prices, and do not require minimum purchases or restrict development or distribution of competitive products. Therefore, entities that distribute our products may compete with us. In addition, distributors and resellers may not dedicate sufficient resources or give sufficient priority to selling our products. Our failure to develop new distribution channels, the loss of a distribution relationship or a decline in the efforts of a material reseller or distributor could have a material adverse effect on our business, financial condition and results of operations.

We need to retain key personnel to support our products and ongoing operations.

The development and marketing of our VoIP products will continue to place a significant strain on our limited personnel, management, and other resources. Our future success depends upon the continued services of our executive officers and other key employees who have critical industry experience and relationships that we rely on to implement our business plan. None of our officers or key employees are bound by employment agreements for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell our products which could adversely affect our financial results and impair our growth. We currently do not maintain key person life insurance policies on any of our employees.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue and prevent us from achieving profitability

We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies. If our competitors successfully introduce new products or enhance their existing products, this could reduce the sales or market acceptance of our products and services, increase price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support. We may not have sufficient resources to make these investments or to make the technological advances necessary to be competitive, which in turn will cause our business to suffer.

Many of our current and potential competitors have longer operating histories, are substantially larger, and have greater financial, manufacturing, marketing, technical, and other resources. Many also have greater name recognition and a larger installed base of customers than we have. Competition in our markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able than us to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that we will be able to continue to compete effectively, and any failure to do so would harm our business, operating results, and financial condition.

Future legislation or regulation of the internet and/or voice and video over IP services could restrict our business, prevent us from offering service or increase our cost of doing business.

At present there are few laws, regulations or rulings that specifically address access to or commerce on the internet, including IP telephony. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the internet may have on our business, financial condition, and results of operations. Regulation may be targeted towards, among other things, assessing access or settlement charges, imposing taxes related to internet communications, imposing tariffs or regulations based on encryption concerns or the characteristics and quality of products and services, imposing regulations and requirements related to the handling of emergency 911 services, any of which could restrict our business or increase our cost of doing business. The increasing growth of the broadband IP telephony market and popularity of broadband IP telephony products and services heighten the risk that governments or other legislative bodies will seek to regulate broadband IP telephony and the Internet. In addition, large, established telecommunication companies may devote substantial lobbying efforts to influence the regulation of the broadband IP Telephony market, which may be contrary to our interests.

RISKS RELATED TO OUR PROMOTIONAL MARKETING BUSINESS

NOT COMPLETING THE REQUIREMENTS TO FULLY FINALIZE THE ACQUISITION OF PROMO STAFFING MAY DISRUPT OR OTHERWISE HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

The Company has not to date completed the required audit of the Promo Staffing acquisition. A failure to complete the required audit in a timely fashion or not at all could have adverse affects on our stock price and subsequently on our shareholders.

Competition For Clients In A Highly Competitive Industry

The advertising agency and other marketing communications and marketing services businesses are highly competitive. Promo Staffing's services must compete with other agencies and with other providers of creative or media services which are not themselves advertising agencies, in order to maintain existing client relationships and to obtain new clients. The client's perception of the quality of an agency's "creative product," the Promo Staffing's reputation and the agency's reputation are, to a large extent, factors in determining the competitive position of the Promo Staffing in the advertising business. The ability to serve clients, particularly large international clients, on a broad geographic basis is also an important competitive consideration. On the other hand, because an agency's principal asset is its people, freedom of entry into the business is almost unlimited and quite small agencies are, on occasion, able to take all or some portion of a client's account from a much larger competitor.

Regulations

Advertising and marketing communications businesses are subject to government regulation, both domestic and foreign. There has been an increasing tendency in the United States on the part of advertisers to resort to the courts and industry and self-regulatory bodies to challenge comparative advertising on the grounds that the advertising is false and deceptive. Through the years, there has been a continuing expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to the advertising for certain products. Representatives within government bodies, both domestic and foreign, continue to initiate proposals to ban the advertising of specific products and to impose taxes on or deny deductions for advertising which, if successful, may have an adverse effect on advertising expenditures and consequently the Promo Staffing's revenues.

The Particular Businesses In Which We Participate Are Highly Competitive.

Typically, the financial and technological barriers to entry are low. Key competitive considerations for keeping existing business and winning new business include our ability to develop creative solutions that meet client needs, the quality and effectiveness of the services we offer, and our ability to efficiently serve clients, particularly large international clients, on a broad geographic basis. While many of our client relationships are long-standing, companies put their advertising, marketing and corporate communications services business up for competitive review from time to time. To the extent that we are not able to remain competitive or to keep key clients, our business and financial results would be adversely affected.

Our Ability To Retain Existing Clients And To Attract New Clients May, In
Some Cases, Be Limited By Clients' Policies On, Or Perceptions Of, Conflicts Of Interest Arising Out Of Other Client Relationships.

We may have to develop and maintain multiple agencies to effectively manage multiple client relationships and avoid potential conflicts of interests.

Our Revenues And Income Could Decline Due To General Economic Trends, Declines In Consumer Spending.

Our revenues are largely generated by discretionary consumer spending or advertising seeking to stimulate that spending. Advertising expenditures and consumer spending all tend to decline during recessionary periods, and may also decline at other times. Accordingly, our revenues could decline during any general economic downturn.

We Depend On Our Key Personnel To Operate Our Business, And We May Not Be Able To Hire Enough Additional Management And Other Personnel To Manage Our Growth.

Our performance is substantially dependent on the continued efforts of our executive officers and other key employees. The loss of the services of any of our executive officers or key employees could adversely affect our business. Additionally, we must continue to attract, retain and motivate talented management and other highly skilled employees to be successful. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future.